================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                       ANCHOR GLASS CONTAINER CORPORATION
                                (Name of Company)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    033038209
                                 (CUSIP Number)

                                 GEORGE G. HICKS
                              VARDE PARTNERS, INC.
                        3600 WEST 80TH STREET, SUITE 425
                              MINNEAPOLIS, MN 55431
                            TEL. NO.: (952) 893-1554
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  APRIL 5, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                     ------------------------------
03308209                                                           Page  2 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Varde Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     130,629
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       130,629
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,629
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  3 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Varde Fund IV-A, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     280,138
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       280,138
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  280,138
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  4 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Varde Fund (Cayman), Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     148,526
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       148,526
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  148,526
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  5 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Varde Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     410,767
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       410,767
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  410,767
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  6 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Varde Partners, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     410,767
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       410,767
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  410,767
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  7 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Varde International Management, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     148,526
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       148,526
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  148,526
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  8 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mesirow Event Strategies Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     39,603
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       39,603
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,603
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page  9 of 23
-----------------------------                     ------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Varde Management, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                     39,603
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8        SHARED VOTING POWER
         REPORTING
           PERSON                      0
            WITH              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       39,603
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,603
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                     ------------------------------
03308209                                                           Page 10 of 23
-----------------------------                     ------------------------------

ITEM 1.           SECURITY AND COMPANY.

                  The title of the class of equity securities of Anchor Glass

Container Corporation, a Delaware corporation (the "Company"), to which this statement (this "Statement") relates is the Company's Common Stock, par value

$0.10 per share (the "Common Stock"). The address of the principal executive office of the Company is One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa,

Florida 33634-7513.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      This Statement is filed by (i) The Varde Fund, L.P.,

a Delaware limited partnership (the "Partnership"), (ii) The Varde Fund IV-A,

L.P., a Delaware limited partnership ("Partnership IV"), (iii) The Varde Fund

(Cayman), Ltd., a Cayman Islands limited corporation (the "Cayman Fund"), (iv)

Varde Partners, L.P., a Delaware limited partnership and general partner of each of the Partnership and Partnership IV (the "General Partner"), (v) Varde

Partners, Inc., a Delaware corporation and general partner of the General

Partner ("Varde GP"), (vi) Varde International Management, Inc., a Delaware

corporation and manager of the Cayman Fund ("Varde International"), (vii)

Mesirow Event Strategies Fund, L.P., a Delaware limited partnership ("Mesirow"),

and (viii) Varde Management, Inc., a Delaware corporation and manager of Mesirow

("VMI") ((i) through (viii) above collectively, the "Reporting Persons").

                  The Reporting Persons may be deemed a "group" for purposes of

Section 13(d) and Rule 13d-1(f) under the Act because of their relationships.

                  (b) - (c) (i)     The principal business of each of the

Partnership and Partnership IV is investment in securities. The sole general partner of each of the Partnership and Partnership IV is the General Partner.

The principal business of the General Partner is investment management. The sole general partner of the General

-----------------------------                     ------------------------------
03308209                                                           Page 11 of 23
-----------------------------                     ------------------------------

Partner is Varde GP. The sole business of Varde GP is investment management. The business address of each of the Partnership, Partnership IV, the General Partner and Varde GP is 3600 West 80th Street, Suite 425, Minneapolis, Minnesota 55431.

                           (ii)     The principal business of the Cayman Fund is

investment in securities. The manager of the Cayman Fund is Varde International.

The sole business of Varde International is investment management. The business address of the Cayman Fund is 2nd Floor Harbour Centre, P.O. Box 896, George

Town, BWI. The business address of Varde International is 3600 West 80th Street,

Suite 425, Minneapolis, Minnesota 55431.

                           (iii)    The principal business of Mesirow is

investment in securities. The manager of Mesirow is VMI. The sole business of

VMI is investment management. The business address of Mesirow is 350 North Clark

Street, Chicago, IL 60610. The business address of VMI is 3600 West 80th Street,

Suite 425, Minneapolis, Minnesota 55431.

                           (iv)     Pursuant to Instruction C to Schedule 13D of

the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of each of the

General Partner, Varde GP, Varde International and VMI (such directors and executive officers collectively referred to as the "Principals") are as follows:

                                                            PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                   OR EMPLOYMENT
         ----                 ----------------                   -------------
George G. Hicks          3600 West 80th Street, Suite 425   Director and Vice President
                         Minneapolis, MN 55431              of the General Partner, Varde
                                                            GP, Varde International and VMI.

Gregory S. McMillan      3600 West 80th Street, Suite 425   Director and Vice President
                         Minneapolis, MN 55431              of the General Partner, Varde
                                                            GP, Varde International and VMI.

-----------------------------                     ------------------------------
03308209                                                           Page 12 of 23
-----------------------------                     ------------------------------

                                                            PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                   OR EMPLOYMENT
         ----                 ----------------                   -------------
Marcia L. Page           3600 West 80th Street, Suite 425   Director and Vice President
                         Minneapolis, MN 55431              of the General Partner, Varde
                                                            GP, Varde International and VMI.

                  (d)      During the last five years, none of the Reporting

Persons or the Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      During the last five years, none of the Reporting

Persons or the Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      George G. Hicks, Gregory S. McMillan and Marcia L.

Page are each citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           (i)      Between April 1997 and December 1997, the

Reporting Persons purchased with their own funds 10.25% Notes (the "Notes") of the Anchor Resolution Corp. (f.k.a. Anchor Glass Container Corp., "Old Anchor"),

which had filed for bankruptcy in September 1996. From December 1998 to May

2000, the Reporting Persons received distributions with respect to the Notes from the Anchor Liquidating Trust, a grantor trust governed by the laws of New

York, pursuant to the terms of Old Anchor's Plan of Reorganization, effective

January 30, 1998. These distributions consisted in part of Series A Common

Stock, Series A Preferred Stock, Warrants to purchase Series A Common Stock

("Series A Warrants") and Warrants to purchase

-----------------------------                     ------------------------------
03308209                                                           Page 13 of 23
-----------------------------                     ------------------------------


Series C Common Stock ("Series C Warrants" and together with the Series A

Warrants, the "Warrants").

(ii)     The Principals do not currently own any securities of the Company.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the Notes for investment

purposes. The Reporting Persons retain the Common Stock, the Series A Preferred

Stock and the Warrants they received as distributions with respect to the Notes primarily for investment purposes. However, the Reporting Persons and the

Principals have become disenchanted with the current management of the Company.

On October 13, 2000, certain of the Reporting Persons were among the plaintiffs in COMAC ET AL. V. GHAZNAVI ET AL., No. 18417 (Del. Ch. Filed October 13, 2000),

a derivative action lawsuit filed in the Delaware Court of Chancery which alleges INTER ALIA that certain directors and officers of the Company breached their fiduciary duties to the Company and the minority shareholders, and that

John J. Ghaznavi ("Ghaznavi"), the chief executive officer and chairman of the

Board of Directors of the Company, and the majority shareholders and certain of its affiliated corporations, all of which are directly or indirectly controlled by Ghaznavi, engaged in improper self-dealing, were unjustly enriched at the expense of the Company and usurped a business opportunity rightfully belonging to the Company. The Reporting Persons and the Principals desire to participate more actively to influence the conduct of the Company and may ultimately take action to change the management of the Company.

                  Pursuant to the Certificate of Designations, Preferences and

Relative, Participating, Option or Other Rights, and the Qualifications,

Limitations or Restrictions

-----------------------------                     ------------------------------
03308209                                                           Page 14 of 23
-----------------------------                     ------------------------------


Thereof of the Series A 10% Cumulative Convertible Preferred Stock of the

Company, as amended (the "Certificate of Designations"), if the Company does not pay dividend payments to the holders of Series A Preferred Stock equal to or greater than the payments due for twelve quarters, five directors are automatically added to the Board of Directors of the Company, bringing the total number of directors from 13 to 18. The holders of Series A Preferred Stock have the right to vote for these directors as a class. As the Company has not paid at least twelve quarterly dividend payments on the Series A Preferred Stock, the

Reporting Persons intend to participate in the election of five additional directors. The Reporting Persons and the Principals have contacted other holders of Series A Preferred Stock to discuss the election of these additional directors. The Reporting Persons delivered to the Company on April 5, 2001 a consent for the election of these five additional directors.

                  The Reporting Persons and the Principals may be deemed to form a "group," for purposes of Section 13(d) of the Act, with other holders of

Series A Preferred Stock. The Reporting Persons and the Principals disclaim that a group has been formed with any other holders of Series A Preferred Stock.

                  From time to time the Reporting Persons and the Principals may acquire additional shares of Common Stock, Series A Preferred Stock or Warrants or dispose of some or all of the shares of Common Stock, Series A Preferred

Stock or Warrants owned by them. The Reporting Persons continue to monitor and evaluate their investment in the Company in light of pertinent factors,

including the following: (i) the Company's business, operations, assets,

financial condition and prospects and (ii) market, general economic and other conditions. In light of the foregoing factors and the plans and

-----------------------------                     ------------------------------
03308209                                                           Page 15 of 23
-----------------------------                     ------------------------------


requirements of the Reporting Persons and the Principals from time to time, the

Reporting Persons and the Principals may determine either directly or indirectly to (i) acquire additional securities of the Company, (ii) dispose of some or all of the securities of the Company which they beneficially own, or (iii) propose a merger, consolidation, joint venture or other business combination involving the

Company or its subsidiaries or divisions, a sale or purchase of assets or securities of the Company or its subsidiaries or divisions, a recapitalization,

reorganization or liquidation involving the Company or its subsidiaries or divisions or other similar actions. The Reporting Persons and the Principals reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

Any sale or disposition of shares of Common Stock, Series A Preferred Stock or

Warrants by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the

Company to effect one or more of the transactions set forth above. In addition,

the Reporting Persons, the Principals or their affiliates may determine to increase or decrease their interests in the Company through one or more transactions in the open market or to distribute some or all of their interests in the Company to their partners or members.

                  Other than as described in this Statement, the Reporting

Persons and the Principals do not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or any of its subsidiaries or the disposition of securities of the Company or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or

-----------------------------                     ------------------------------
03308209                                                           Page 16 of 23
-----------------------------                     ------------------------------


liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing the Common

Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the

Company becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons and the Principals reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  (a) - (b) As of the date hereof, the Partnership owns 130,629 shares of Common Stock (which includes 25,715 shares of Series A Preferred Stock and Warrants exercisable for 15,113 shares of Common Stock owned by the

Partnership), which constitutes 5.7% of the Company's issued and outstanding shares of Common Stock (assuming conversion of all of the Partnership's Series A

Preferred Stock and the exercise of all of the Partnership's Warrants and based on the 2,158,755 issued and

-----------------------------                     ------------------------------
03308209                                                           Page 17 of 23
-----------------------------                     ------------------------------


outstanding shares of Common Stock as of October 31, 2000 reported by the

Company in its Form 10Q filed on November 14, 2000); has sole voting power with respect to 130,629 shares of Common Stock; and has sole dispositive power with respect to 130,629 shares of Common Stock.

                  As of the date hereof, Partnership IV owns 280,138 shares of

Common Stock (which includes 55,148 shares of Series A Preferred Stock and

Warrants exercisable for 32,406 shares of Common Stock owned by Partnership IV),

which constitutes 11.6% of the Company's issued and outstanding shares of Common

Stock (assuming conversion of all of Partnership IV's Series A Preferred Stock

and the exercise of all of Partnership IV's Warrants); has sole voting power with respect to 280,138 shares of Common Stock; and has sole dispositive power with respect to 280,138 shares of Common Stock.

                  As of the date hereof, the Cayman Fund owns 148,526 shares of

Common Stock (which includes 29,239 shares of Series A Preferred Stock and

Warrants exercisable for 17,181 shares of Common Stock owned by the Cayman

Fund), which constitutes 6.5% of the Company's issued and outstanding shares of

Common Stock (assuming conversion of all of the Cayman Fund's Series A Preferred

Stock and the exercise of all of the Cayman Fund's Warrants); has sole voting power with respect to 148,526 of shares of Common Stock; and has sole dispositive power with respect to 148,526 shares of Common Stock.

                  As of the date hereof, Mesirow owns 39,603 shares of Common

Stock (which includes 7,796 shares of Series A Preferred Stock and Warrants exercisable for 4,582 shares of Common Stock owned by Mesirow), which constitutes 1.8% of the

-----------------------------                     ------------------------------
03308209                                                           Page 18 of 23
-----------------------------                     ------------------------------


Company's issued and outstanding shares of Common Stock (assuming conversion of all of Mesirow's Series A Preferred Stock and the exercise of all of Mesirow's

Warrants); has sole voting power with respect to 39,603 shares of Common Stock;

and has sole dispositive power with respect to 39,603 shares of Common Stock.

                  The General Partner and Varde GP each may be deemed to own beneficially 410,767 shares of Common Stock (which includes 80,863 shares of

Series A Preferred Stock and Warrants exercisable for 47,519 shares of Common

Stock owned by the Partnership and Partnership IV), which constitutes approximately 16.2% of the outstanding Shares (assuming conversion of all of the

Series A Preferred Stock and exercise of all of the Warrants owned by the

Partnership and Partnership IV); have sole voting power with respect to 410,767 shares of Common Stock; and have sole dispositive power with respect to 410,767 shares of Common Stock.

                  Varde International may be deemed to own beneficially 148,526 shares of Common Stock (which includes 29,239 shares of Series A Preferred Stock and Warrants exercisable for 17,181 shares of Common Stock owned by the Cayman

Fund). These shares constitute approximately 6.5% of the outstanding Shares

(assuming conversion of all of the Series A Preferred Stock and exercise of all of the Warrants owned by the Cayman Fund). Varde International may be deemed to have sole voting power with respect to 148,526 shares of Common Stock and have sole dispositive power with respect to 148,526 shares of Common Stock.

                  VMI may be deemed to own beneficially 39,603 shares of Common

Stock (which includes 7,796 shares of Series A Preferred Stock and Warrants exercisable for 4,582 shares of Common Stock owned by Mesirow). These shares constitute

-----------------------------                     ------------------------------
03308209                                                           Page 19 of 23
-----------------------------                     ------------------------------


approximately 1.8% of the outstanding Shares (assuming conversion of all of the

Series A Preferred Stock and exercise of all of the Warrants owned by Mesirow).

VMI may be deemed to have sole voting power with respect to 39,603 shares of

Common Stock and have sole dispositive power with respect to 39,603 shares of

Common Stock.

                  As of the date hereof, the Principals do not own any

securities of the Company.

                  This Statement does not include additional shares of Common

Stock, Series A Preferred Stock or Warrants that are held by the Anchor

Liquidating Trust that the Reporting Persons may have the right to receive and may be deemed to own beneficially because the exact number of such shares and

Warrants has not been determined at this time.

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons and the Principals with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph

(a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMPANY.

                  None.

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03308209                                                           Page 20 of 23
-----------------------------                     ------------------------------


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Certificate of Designations, incorporated by reference to the Company's Form S-1, filed with the Securities and Exchange Commission (the "Commission") on November 12, 1997.

                  Exhibit 2: Amendment to the Certificate of Designations, incorporated by reference to the Company's Form 10, filed with the Commission on August 7, 1998.

                  Exhibit 3: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 16, 2001



                                   THE VARDE FUND, L.P.


                                   By:  Varde Partners, L.P.,
                                        its general partner


                                   By:  Varde Partners, Inc.,
                                        its general partner


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President



                                   THE VARDE FUND IV-A


                                   By:  Varde Partners, L.P.,
                                        its general partner


                                   By:  Varde Partners, Inc.,
                                        its general partner


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President

                                   VARDE PARTNERS, L.P.


                                   By: Varde Partners, Inc., its general partner


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President



                                   VARDE PARTNERS, INC.


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President



                                   VARDE FUND (CAYMAN), LTD.


                                   By:  Varde International Management, Inc.,
                                        its manager


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President



                                   VARDE INTERNATIONAL MANAGEMENT, INC.


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President



                                   MESIROW EVENT STRATEGIES FUND, L.P.


                                   By:  Varde Management, Inc., its manager


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President

                                   VARDE MANAGEMENT, INC.


                                   By:  /s/  George G. Hicks
                                        ---------------------------------------
                                        Name:    George G. Hicks
                                        Title:   Vice President